Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

SUPPLEMENT NO. 7 DATED JULY 21, 2011

TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 5 (which is cumulative and replaces all prior Supplements), Supplement No. 6 and this Supplement No. 7.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of June 30, 2011, 146,838,294 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

As of June 30, 2011, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	25,888,978	284,778,760	256,300,884

Total	35,412,788	$384,778,760	$346,300,884

Broker Dealer

As previously disclosed in Prospectus Supplement No. 6, filed and dated June 16, 2011, on May 27, 2011, the Financial Industry Regulatory Authority (“FINRA”) filed a complaint against David Lerner Associates, Inc., related to its sales practices relative to our Units. As discussed in our prospectus, dated January 19, 2011, we are offering our Units for sale through David Lerner Associates, Inc. as the managing dealer for our best efforts offering. A news release announcing the FINRA Complaint was released on May 31, 2011 (the “FINRA Release Date”) and can be found on the FINRA Website (www.finra.org/Newsroom). David Lerner Associates, Inc. was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. We are unaffiliated with David Lerner Associates, Inc.; however, we rely upon it for the offer and sale and administration of our Units. Apple REIT Six, Inc. Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and Apple REIT Ten, Inc. (collectively, the “Apple REIT Companies”) intend to cooperate with regulatory or governmental inquiries.

LEGAL PROCEEDINGS

On June 17, 2011, one shareholder of Apple REIT Nine, Inc. filed a putative class action lawsuit captioned Nancy Kowalski v. Apple REIT Ten, Inc., et al, Case No. 1:11-cv-2919, in the United States District Court for the Eastern District of New York against the Company, its directors and certain of its officers, Apple REIT Nine, Inc., its directors and certain of its officers, and David Lerner Associates, Inc. and David Lerner. The complaint, purportedly brought on behalf of all purchasers of Units in the Company and Apple REIT Nine, Inc. from June 16, 2008 through and including June 17, 2011, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933 and seeks, among other things, certification of the class, damages, rescission of share purchases and other costs and expenses. The complaint alleges, among other things, that: (1) the registration statements and prospectuses of the Company and Apple REIT Nine, Inc. failed to disclose material information concerning the value of the Units of the prior Apple REIT Companies, (2) the operations and investment model implemented by the Company and Apple REIT Nine, Inc. are determined to lose investors’ capital, and (3) David Lerner Associates, Inc. solicited purchases of the Company and Apple REIT Nine, Inc. by means of false and misleading statements concerning the distributions paid by prior Apple REIT Companies. We believe that these claims against us and our officers and directors are without merit, and we intend to defend against them vigorously. At this time, we cannot reasonably predict the outcome of these proceedings or an estimate of damages or any other remedies against the defendants, if any.

On June 20, 2011, two shareholders of the Apple REIT Companies filed a putative class action lawsuit captioned Kronberg et al. v. David Lerner Associates Inc., et al, Case No. 2:11-cv-03558, in the United States District Court for the District of New Jersey against David Lerner Associates, Inc. and certain of its officers, and the Apple REIT Companies and Glade M. Knight. The complaint, purportedly brought on behalf of purchasers of Units in the Apple REIT Companies, asserts claims and seeks, among other things, certification of the class, compensatory, special and general damages, and other costs and expenses. The complaint alleges, among other things, that: (1) David Lerner Associates, Inc. made false and misleading misrepresentations about (a) the value of the Units of the Apple REIT Companies, (b) previous distribution payments made by the Apple REIT Companies, and (c) the operations of the Apple REIT Companies, (2) the significant risks associated with the illiquid investment in the Apple REIT Companies were not properly disclosed to investors, and (3) under the various agency agreements between David Lerner Associates, Inc. and the Apple REIT Companies, the Apple REIT Companies and Glade M. Knight are responsible for the actions and representations of David Lerner Associates, Inc. and its certain officers regarding the sale of Units of the Apple REIT Companies. We believe that these claims against the Apple REIT Companies and Glade M. Knight are without merit, and we intend to defend against them vigorously. At this time, we cannot reasonably predict the outcome of these proceedings or an estimate of damages or any other remedies against the defendants, if any.

On June 28, 2011, a shareholder of Apple REIT Nine, Inc. and the Company filed a putative class action lawsuit captioned Marvin Leff v. Apple REIT Ten, Inc., et al, Case No. 2:11-cv-03094, in the United States District Court for the Eastern District of New York against the Company, its directors and certain of its officers, Apple REIT Nine, Inc., its directors and certain of its officers, and David Lerner Associates, Inc. and David Lerner. The complaint, purportedly brought on behalf of all purchasers of Units in the Company and Apple REIT Nine, Inc. from June 17, 2008 through and including June 28, 2011, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933 and seeks, among other things, certification of the class, damages, rescission of share purchases and other costs and expenses. The complaint alleges, among other things, that: (1) the registration statements and prospectuses of the Company and Apple REIT Nine, Inc. failed to disclose material information concerning the value of the Units of the prior Apple REIT Companies, and (2) David Lerner Associates, Inc. solicited purchases of the Company and Apple REIT Nine, Inc. by means of false and misleading statements concerning the distributions paid by prior Apple REIT Companies. We believe that these claims against us and our officers and directors are without merit, and we intend to defend against them vigorously. At this time, we cannot reasonably predict the outcome of these proceedings or an estimate of damages or any other remedies against the defendants, if any.

RECENT DEVELOPMENTS

Election of New Director

Effective July 5, 2011, pursuant to the bylaws of the Company, the Board of Directors elected David J. Adams to fill the vacancy of the Board of Directors created by the resignation of Ronald A. Rosenfeld on June 9, 2011. Mr. Adams will serve as a director until our Annual Meeting of Shareholders in 2012, or until his successor is otherwise elected. Mr. Adams will serve on the Executive Committee of the Board of Directors. The following provides additional information on Mr. Adams:

David J. Adams (age 48) was the founder, President and CEO of InteliTap, LLC from 2005 through 2011. InteliTap is the global leader of inventory and supply chain solutions for the hospitality and brewing industry. Additionally, from 2008 through 2010, he served as President and Chief Executive Officer of BridgeGate International, a company that provides data integration platforms to healthcare and government organizations. From 2002 through 2005, Mr. Adams served as Senior Vice President, Corporate Strategy and Technology of TrenStar, Inc., a company that provides asset tracking and management solutions to its clients, who are primarily in the brewing, synthetic rubber, manufacturing/industrial parts and equipment, and air cargo industries. From 2001 to 2002, he served as Vice President, McKesson Medical Surgical Inc. Previous experience includes several years of service to Pepsi-Cola in purchasing and logistics. Mr. Adams also served as an Operations Officer for the United States Navy. He received his Bachelor’s degree from Virginia Military Institute, a Master of Business Administration from Troy State University and a Master of Science degree in systems analysis from the Naval Postgraduate School.

Mr. Adams, like the other non-employee directors of the Company, will participate in the Company’s 2010 Non-Employee Directors Stock Option Plan (the “Plan”). Under that Plan, Mr. Adams received, on July 5, 2011, options to purchase 5,500 Units at an exercise price of $11.00 per Unit.

Recent Purchases

On July 19, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of two hotels located in Davenport, Iowa and Knoxville, Tennessee. The aggregate gross purchase price for these hotels, which contain a total of 206 guest rooms, was $28 million.

Further information about our recently purchased hotels is provided in other sections below.

Recent Purchase Contracts

Since our Prospectus Supplement No. 6 dated June 16, 2011, we caused one of our indirect wholly-owned subsidiaries to enter into four purchase contracts for the potential purchase of four hotels.

The total gross purchase price for these hotels, which contain a total of 534 guest rooms, is approximately $75.2 million. Deposits totaling $400,000 have been made and the contracts require an additional aggregate deposit in the amount of $400,000 at or after the end of our contractual review periods. A number of required conditions to closing currently remain unsatisfied under each of the purchase contracts. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Upon a purchase, the deposit amounts would be credited against the applicable purchase price. If a closing does not occur because the seller has failed to satisfy a closing condition or breaches the purchase contract, the deposits would be refunded to us.

The following table provides a summary of the hotels covered by the contracts discussed above:

Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price
Merrillville, Indiana	Hilton Garden Inn	July 11, 2011	124	$14,825,000
Mason, Ohio	Hilton Garden Inn	July 11, 2011	110	14,825,000
Omaha, Nebraska(a)	Hilton Garden Inn	July 13, 2011	178	29,200,000
Scottsdale, Arizona(b)	Hilton Garden Inn	July 13, 2011	122	16,300,000

			534	$75,150,000

(a)

Purchase contract for the Omaha, NE Hilton Garden Inn hotel requires an increase to the purchase price at closing (up to $825,000) of the costs associated with the prepayment by the seller of an existing loan secured by this hotel.

(b)

Purchase contract for the Scottsdale, AZ Hilton Garden Inn hotel requires the assumption of a loan secured by that hotel. The outstanding principal amount is approximately $10.6 million. The loan has a current interest rate of 6.07%, maturity date of February 2017 and requires monthly payments of principal and interest on an amortized basis.

We have no material relationship or affiliation with the prospective sellers of the hotels described above, except through the pending purchase contracts and any related documents.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of two additional hotels, were funded by the proceeds from our ongoing offering of Units. Our offering proceeds also have been used to fund the initial deposits required by the hotel purchase contracts and will be used for the related additional deposits.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $560,000 to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchases.

Overview of Owned Hotels

As a result of our recent purchases, we currently own 14 hotels, which are located in the states indicated in the map below:

States in which Our Hotels are Located

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location	Franchise(a)	Hotel Owner/Lessor	Lessee	Manager
Davenport, Iowa	Hampton Inn & Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	Schulte Hospitality Group, Inc.
Knoxville, Tennessee	Homewood Suites	Apple Ten SPE Knoxville II, Inc.	Apple Ten Services Knoxville II, Inc.	MHH Management, LLC(b)

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)	The hotel specified was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

SUMMARY OF CONTRACTS FOR OUR RECENTLY PURCHASED PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
Davenport, Iowa	Hampton Inn & Suites	$1,369,947	July 19, 2011
Knoxville, Tennessee	Homewood Suites	1,411,312	July 19, 2011

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate. Our leasing subsidiary may terminate the management agreements if the managers fail to achieve certain performance levels.

Franchise Agreements

In general, for our hotels franchised by Hilton Worldwide or one of its affiliates, there is a franchise license agreement between the applicable lessee and Hilton Worldwide or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)	Purchase Date
Davenport, Iowa	Hampton Inn & Suites	103	$13,000,000	$134-154	$11,892,740	July 19, 2011
Knoxville, Tennessee	Homewood Suites	103	15,000,000	$169-179	$13,988,500	July 19, 2011

		206	$28,000,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Loan Information(a)

Hotel Location	Franchise	Assumed Principal Balance of Loan	Annual Interest Rate	Maturity Date
1. Knoxville, Tennessee	Homewood Suites	$11,500,000	6.30%	October 2016

Note for Table 2:

(a)

This table summarizes a loan that (i) pre-dated our purchase, (ii) is secured by our hotel, and (iii) was assumed by our purchasing subsidiary. The loan provides for monthly payments of principal and interest on an amortized basis.

Table 3. Operating Information(a)

PART A

Hotel Location	Franchise	Average Daily Occupancy Rates (%)
		2006	2007	2008	2009	2010
Davenport, Iowa	Hampton Inn & Suites	n/a	34%	64%	69%	76%
Knoxville, Tennessee	Homewood Suites	81%	78%	79%	80%	81%

PART B

Hotel Location	Franchise	Revenue per Available Room/Suite ($)
		2006	2007	2008	2009	2010
Davenport, Iowa	Hampton Inn & Suites	n/a	$36	$71	$74	$82
Knoxville, Tennessee	Homewood Suites	$92	$97	$99	$99	$100

Note for Table 3:

(a)	Operating data is presented for the last five years (or since the beginning of hotel operations). See Table 1. General Information above for the date the hotel was acquired.

Table 4. Tax and Related Information

Hotel Location	Franchise	Tax Year	Real Property Tax Rate(c)	Real Property Tax
Davenport, Iowa	Hampton Inn & Suites	2010(a)	3.8%	$189,396
Knoxville, Tennessee	Homewood Suites	2010(b)	4.8%	108,258

Notes for Table 4:

(a)	Represents 12-month period from July 1, 2009 through June 30, 2010.

(b)	Represents calendar year.

(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).